As filed with the Securities and Exchange Commission on June 11, 2018

Registration No. 333-224798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

The Providence Service Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4700 (Primary Standard Industrial Classification Code Number)	86-0845127 (I.R.S. Employer Identification Number)

700 Canal Street, Third Floor
Stamford, CT 06902
(203) 307-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sophia Tawil
Senior Vice President, General Counsel and Secretary
700 Canal Street, Third Floor
Stamford, CT 06902
(203) 307-2800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to: Steven J. Slutzky, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share (1)	1,259,591	$75.40(2)	$94,973,161.40(2)	$11,824.16
Series A Convertible Preferred Stock, $0.001 par value per share (1)	765,916	—	$144,799,490.28(3)	$18,027.54
Common Stock issuable upon conversion of Series A Convertible Preferred Stock (1)	1,920,545(4)	(4)	(4)	(4)
Total	—	—	—	$29,851.70(5)

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Common Stock and Series A Convertible Preferred Stock being registered hereunder include such indeterminate number of shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee and is based on the average of the high and low sales prices of our Common Stock of $75.40 per share as of May 7, 2018 as reported on The NASDAQ Global Select Market, pursuant to Rule 457(c) under the Securities Act.

(3)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) and Rule 457(o) under the Securities Act. There currently is no public market for the shares of Series A Convertible Preferred Stock being registered hereunder. The proposed maximum aggregate offering price of the Series A Convertible Preferred Stock being registered hereunder represents the number of shares of our Common Stock issuable upon conversion of such shares of Series A Convertible Preferred Stock as of May 9, 2018, multiplied by the average of the high and low prices of our Common Stock of $75.40 as of May 7, 2018 as reported on The NASDAQ Global Select Market.

(4)

Represents a good faith estimate of the number of shares of Common Stock that may be issued assuming that all of the Series A Convertible Preferred Stock being registered are converted at a rate of approximately 2.5075 shares of Common Stock for each share of Series A Convertible Preferred Stock. Pursuant to Rule 457(i) under the Securities Act, no separate registration fee is payable where convertible securities and the securities into which conversion is offered are registered at the same time and no additional consideration is received in connection with the conversion privilege.

(5)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 11, 2018

1,259,591 Shares of Common Stock

765,916 Shares of Series A Convertible Preferred Stock

1,920,545 Shares of Common Stock initially issuable upon the conversion of Series A Convertible Preferred Stock

This prospectus relates to the offer and sale from time to time of up to 1,259,591 shares of The Providence Service Corporation common stock, $0.001 par value per share (“Common Stock”), 765,916 shares of Series A Convertible Preferred Stock, $0.001 par value per share (“Preferred Stock”), and 1,920,545 shares of Common Stock issuable upon conversion of shares of Preferred Stock, which may be offered for sale by the selling stockholders named in this prospectus or in a supplement hereto. See “Selling Stockholders”. The registration of the shares of Common Stock and Preferred Stock to which this prospectus relates does not require the selling stockholders to sell any of their shares of our Common Stock or Preferred Stock nor does it require us to issue any shares of such securities.

We will not receive any proceeds from the sale of the shares of Common Stock or Preferred Stock by the selling stockholders. All fees and expenses in connection with the registration and distribution of the Common Stock and Preferred Stock registered hereunder will be borne by the selling stockholders. The selling stockholders from time to time may offer and sell the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. For more information, see “Plan of Distribution”.

Our Common Stock is listed on The NASDAQ Global Select Market (“NASDAQ”), under the symbol “PRSC”. On June 8, 2018, the closing sales price of our Common Stock as reported on NASDAQ was $75.51 per share. Our Preferred Stock is not listed on a public market.

Because all of the shares of our Common Stock and Preferred Stock offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which such securities may be sold under this prospectus.

Investing in our securities involves risks. Before making a decision to invest in our Common Stock or Preferred Stock, you should carefully consider the matters described under “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2018.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	3
Disclosure Regarding Forward-Looking Statements	4
Use of Proceeds	4
Description of Capital Stock	5
Dividend Policy	8
Price Range of Common Stock	9
Selected Historical Consolidated Financial Data	10
Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	13
Selling Stockholders	14
Certain Relationships and Related Party Transactions	16
Plan of Distribution	18
Validity of Securities	21
Experts	21
Where You Can Find More Information	21
Incorporation of Certain Information by Reference	22

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell the shares described in this prospectus in one or more offerings.

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. Neither we, nor the selling stockholders take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor the selling stockholders have authorized any other person to provide you with different or additional information, and neither of us are making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, neither we nor the selling stockholders have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this prospectus outside of the United States.

PROSPECTUS Summary

This summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus closely, including the section entitled “Risk Factors” included elsewhere in this prospectus and the documents incorporated by reference into this prospectus and in any applicable prospectus supplement.

Unless otherwise indicated or the context otherwise requires, in this prospectus, references to “Providence,” the “Company,” “we,” “us” and “our” mean The Providence Service Corporation and its consolidated subsidiaries.

Overview

The Providence Service Corporation owns subsidiaries and investments primarily engaged in the provision of healthcare services in the United States and workforce development services internationally. The subsidiaries and other investments in which we hold interests comprise the following segments:

●	Non-Emergency Transportation Services – Nationwide manager of non-emergency medical transportation programs for state governments and managed care organizations.
●

Workforce Development Services (“WD Services”) – Global provider of employment preparation and placement services, legal offender rehabilitation services, youth community service programs and certain health related services to eligible participants of government sponsored programs.

●

Matrix Investment – Minority interest in CCHN Group Holdings, Inc. and its subsidiaries (“Matrix”), a nationwide provider of in-home care optimization and management solutions, including comprehensive health assessments, to members of managed care organizations, accounted for as an equity method investment. On February 16, 2018, Matrix acquired HealthFair, expanding its service offerings to include mobile health assessments, advanced diagnostic testing, and additional care optimization services.

In addition to its segments’ operations, the Corporate and Other segment includes the Company’s activities at its corporate office that include executive, accounting, finance, internal audit, tax, legal, public reporting, certain strategic and corporate development functions and the results of the Company’s captive insurance company. We are actively monitoring these activities as they relate to our capital allocation and acquisition strategy to ensure alignment with our overall strategic objectives and its goal of enhancing shareholder value.

Recent Developments

On April 11, 2018, Company announced an organizational consolidation plan to integrate substantially all activities and functions currently performed at the corporate holding company level into LogistiCare Solutions, LLC, the Company’s largest subsidiary and the nation’s leader in non-emergency medical transportation. The organizational consolidation will result in a more streamlined company structure with greater operational and strategic alignment and better able to pursue both organic and inorganic growth initiatives. This strategic process is expected to take approximately 12 months to complete, over which time implementation costs will negatively impact earnings. Once completed, the organizational consolidation is expected to generate annual savings of at least $10 million.

Corporate Information

We are a Delaware corporation with principal executive offices located at 700 Canal Street, Third Floor, Stamford, CT 06902. Our telephone number is (203) 307-2800 and our web site is www.prscholdings.com. The information contained in, and that which can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

OFFERING SUMMARY

Issuer	The Providence Service Corporation

Selling Stockholders	Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC – Series A and Coliseum Capital Co-Invest, L.P. See “Selling Stockholders”.

Common Stock to be offered by the selling stockholders

Up to 1,259,591 shares of Common Stock and 1,920,545 shares of Common Stock initially issuable upon the conversion of shares of Preferred Stock, based on a liquidation preference of $100 divided by a conversion price of $39.88. See “Selling Stockholders”.

Common Stock outstanding	12,917,560 shares (as of May 31, 2018).

Preferred Stock to be offered by the selling stockholders	Up to 765,916 shares of Preferred Stock. See “Selling Stockholders”.

Preferred Stock outstanding	803,200 shares (as of May 31, 2018).

Use of proceeds	We will not receive any proceeds from the sale of our Common Stock or Preferred Stock by the selling stockholders pursuant to this prospectus. See “Use of Proceeds” and “Selling Stockholders”.

Listing	Our Common Stock is listed on NASDAQ under the symbol “PRSC”. Our Preferred Stock is not listed on any public market.

Risk factors

Investing in our securities involves a high degree of risk. For a discussion of factors to consider before deciding to invest in our Common Stock or Preferred Stock, you should carefully review and consider the “Risk Factors” section of this prospectus, as well as the risk factors described or referred to in any documents incorporated by reference in this prospectus, and in any applicable prospectus supplement.

The number of shares of Common Stock outstanding as of May 31, 2018 does not reflect (a) 2,014,042 shares of Common Stock (including 1,920,545 shares of Common Stock owned by the selling stockholders to which this registration statement relates) that may be issued pursuant to 803,200 outstanding shares of Preferred Stock, which are convertible based on a liquidation preference of $100 divided by a conversion price of $39.88, (b) stock options and other awards relating to 700,101 shares of Common Stock outstanding under our 2006 Long-Term Incentive Plan, as amended (the “Plan”), and (c) 1,626,376 shares of Common Stock reserved for future issuance under the Plan.

Risk Factors

An investment in our securities involves a number of important risks. Prior to making a decision about investing in our Common Stock or Preferred Stock, you should carefully consider the specific risks discussed in our other filings with the SEC, which are incorporated by reference into this prospectus, together with all of the other information contained in this prospectus, any applicable prospectus supplement, or otherwise incorporated by reference in this prospectus. The risks and uncertainties described in our SEC filings are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described in the applicable prospectus supplement or our SEC filings or any such additional risks and uncertainties actually occur, our business, results of operations, cash flows and financial condition could be materially and adversely affected. In that case, the price of our securities could decline, and you might lose part or all of your investment.

Disclosure Regarding Forward-Looking Statements

This prospectus contains certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements related to the Company’s strategies or expectations about revenues, liabilities, results of operations, cash flows, ability to fund operations, profitability, ability to meet financial covenants, contracts or market opportunities. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission (the “SEC”), in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. In certain cases, you may identify forward looking-statements by words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “seek”, “estimate”, “predict”, “potential”, “target”, “forecast”, “likely”, the negative of such terms or comparable terminology. In addition, statements that are not historical statements of fact should also be considered forward-looking statements. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about its business and industry, and involve risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risks described under Item 1A in Part I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 10-K”).

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information in any forward-looking statement if such forward-looking statement later turns out to be inaccurate, whether as a result of new information, future events or otherwise.

Use of Proceeds

The selling stockholders will receive all of the net proceeds from the sale of shares of our Common Stock and Preferred Stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of shares of such securities. All fees and expenses in connection with the registration and distribution of the Common Stock and Preferred Stock registered hereunder will be borne by the selling stockholders. See “Selling Stockholders”.

description of capital stock

Series A Convertible Preferred Stock (“Preferred Stock”)

The shares of the Preferred Stock have the following rights:

Dividends. We may pay a noncumulative cash dividend on each share of the Preferred Stock when, as and if declared by our board of directors and permitted by the Delaware General Corporation Law, out of funds legally available for the payment of distributions, at a rate of five and one-half percent (5.5%) per annum on the liquidation preference then in effect. On or before the third (3rd) business day immediately preceding each fiscal quarter of the Company, we will determine our intention whether or not to pay a cash dividend with respect to that ensuing quarter and will give notice of our intention to each holder of Preferred Stock as soon as practicable thereafter.

In the event we do not declare and pay a cash dividend, the liquidation preference of the Preferred Stock will be increased to an amount equal to the liquidation preference in effect at the start of the applicable dividend period, plus an amount equal to such then applicable liquidation preference multiplied by eight and one-half percent (8.5%) per annum, computed on the basis of a 365-day year and the actual number of days elapsed from the start of the applicable dividend period to the applicable date of determination (the “PIK dividend”).

In the event that we shall, at any time, pay a dividend or make a distribution, whether in cash, in kind or other property on the outstanding shares of Common Stock (other than any dividend in the form of stock, warrants, options or other rights where the dividended stock or the stock issuable upon exercise of such warrants, options or other rights is Common Stock or ranks equal or junior to the Common Stock), we shall, at the same time, pay to each holder of Preferred Stock a dividend equal to the dividend that would have been payable to such holder if all (i.e., without regard to any restrictions on conversion at such time (including the Conversion Cap (as defined below))) of the shares of Preferred Stock beneficially owned by such holder had been converted into Common Stock immediately prior to the applicable record date for determining the stockholders eligible to receive such dividend or distribution.

Cash dividends shall be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (unless any such day is not a business day, in which event such dividends shall be payable on the next succeeding business day, without accrual to the actual payment date), and payment commenced on April 1, 2015. If declared, cash dividends will begin to accrue on the first day of the applicable dividend period.

If applicable, the PIK dividend will accrue and be cumulative on the same schedule as set forth in the last sentence of the preceding paragraph with respect to cash dividends and will also be compounding at the applicable annual rate on each applicable subsequent dividend date. PIK dividends are paid upon the occurrence of a Liquidation Event (as defined below) and upon conversion or redemption of the Preferred Stock in accordance with the terms thereof.

Liquidation, Dissolution or Winding-up; Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation Event”), after satisfaction of all liabilities and obligations to creditors of the Company and distribution of any assets of the Company to the holders of any stock or debt that is senior to the Preferred Stock, and before any distribution or payment shall be made to holders of any junior stock, each holder of Preferred Stock will be entitled to receive, out of the assets of the Company or proceeds thereof (whether capital or surplus) legally available therefor, an amount per share of Preferred Stock equal to the liquidation preference. The liquidation preference is equal to $100.00, which preference may be adjusted from time to time as described above under the section entitled “—Dividends”. However, if, at any applicable date of determination of the liquidation preference, (i) any cash dividend has been declared but is unpaid or (ii) the Company has given notice (or failed to give such notice) of its intention to pay a cash dividend but such cash dividend has not yet been declared by the Company’s board of directors, then such cash dividends shall be deemed, for purposes of calculating the applicable liquidation preference, to be PIK dividends.

The occurrence of a change of control that would result if the Company either (1) merges or consolidates with or into any other person, another person merges with or into the Company, or the Company sells, leases, licenses, transfers, or otherwise disposes of all or substantially all of the assets of the Company to another person or (2) engages in any recapitalization, reclassification or other transaction in which all or substantially all of the Common Stock is exchanged for or converted into cash, securities or other property will be deemed a Liquidation Event under the certificate of designations (a “Deemed Liquidation Event”), unless such treatment is waived in writing by holders of a majority in voting power of the outstanding shares of the Preferred Stock, taken together and voting as a separate class (but not as separate series).

Voting. Holders of shares of the Preferred Stock will be entitled to vote with the holders of shares of Common Stock (and any other class or series that may similarly be entitled to vote with the holders of Common Stock) and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as the holders of Common Stock, on an as-converted basis.

In the event of any such vote or action by written consent, each holder of shares of Preferred Stock will be entitled to that number of votes equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Preferred Stock are convertible as of the close of business on the record date fixed for such vote or such written consent.

In addition to any other vote or consent required in the certificate of designations or by applicable law, unless waived in writing by holders of a majority in voting power of the outstanding shares of the Preferred Stock, the vote or written consent of the holders of a majority in voting power of the outstanding shares of the Preferred Stock shall be necessary for effecting or validating the following actions (whether taken by amendment, merger, consolidation or otherwise): (i) any change, amendment, alteration or repeal (including as a result of a merger, consolidation, or other similar or extraordinary transaction) of any provisions of the certificate of incorporation or bylaws of the Company that amends or modifies, in a manner adverse to, in any material respect, the rights, preferences, privileges or voting powers of the Preferred Stock, except as permitted by the certificate of designations; (ii) any authorization, designation, recapitalization, whether by reclassification, by merger or otherwise, or issuance of any new class or series of stock or any other securities convertible into equity securities of the Company having rights, preferences or privileges senior to or on a parity with the Preferred Stock; (iii) subject to certain limited exceptions, any increase or decrease in the authorized number of shares of Preferred Stock; (iv) any redemption, repurchase or other acquisition, or payment of dividends or other distributions, by the Company with respect to any securities of the Company that constitute junior stock, except as permitted by the certificate of designations; (v) the entry by the Company into any contract, agreement, arrangement, or understanding that would prohibit or otherwise restrict the Company from performing its obligations to the holders of Preferred Stock under the certificate of designations, the certificate of incorporation or otherwise; (vi) the entry by any Company subsidiary into any contract, agreement, arrangement, or understanding that would prohibit or otherwise restrict the payment of dividends or the making of distributions to the Company; or (vii) the issuance by the Company of equity or securities convertible into equity of the Company at a price that is more than 25% below fair market value of such equity or securities at the time of issuance thereof.

In addition, if at any time certain affiliates of the selling stockholders (the “Standby Purchasers”) and their respective affiliates (including Coliseum Capital Management, LLC (“CCM”)) are the holders of record of more than 50% of the issued and outstanding shares of Preferred Stock, the vote or written consent of a majority in voting power of the outstanding shares of the Preferred Stock will be necessary for effecting or validating (i) any voluntary initiation of any liquidation, dissolution or winding up of the Company and (ii) any Deemed Liquidation Event.

Optional Conversion by Holders. Any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be equal to the product obtained by multiplying the conversion rate then in effect, by the number of shares of Preferred Stock being converted, plus cash in lieu of fractional shares.

Optional Conversion by the Company. If, at any time following the third anniversary date of the issue date of the Preferred Stock, the volume weighted average price of our Common Stock equals or exceeds two times the conversion price of the Preferred Stock for a period of 30 consecutive trading days, we may, at our option, require that any or all of the then outstanding shares of Preferred Stock be converted automatically into a number shares of Common Stock equal to the product obtained by multiplying the conversion rate then in effect, by the number of shares of Preferred Stock being converted, plus cash in lieu of any fractional shares. Notwithstanding the foregoing, the Company may not elect to exercise the foregoing option at any time during the period commencing on the date that the Company has made a public announcement that it has entered into a definitive agreement with respect to a transaction constituting a Deemed Liquidation Event and ending on the date that is the first to occur of (i) the consummation of such transaction and (ii) the date that the Company has made a public announcement that any such definitive agreement has been terminated.

Optional Special Dividend and Conversion on Certain Change of Control. At the written election (including written notice to the Company) by holders of a majority in voting power of the outstanding shares of Preferred Stock, upon the occurrence of a change of control that would, subject to certain exceptions, result in any person (other than the Standby Purchasers or any of their respective affiliates or a person acting as a group with the Standby Purchasers or any of their respective affiliates) beneficially owning, directly or indirectly shares of the Company’s capital stock entitling such person to exercise 50% or more of the total voting power of all classes of voting stock of the Company (but solely in connection with a transaction that is a third party tender offer that is publicly disclosed and approved (or recommended to the stockholders of the Company)): (i) the Board shall, subject to applicable law, declare and the Corporation shall pay a special cash dividend (as such may be adjusted as described below, the “special dividend”) on each share of Preferred Stock, out of any funds that are legally available therefor (the “legally available funds”), in the amount of the liquidation preference per share then in effect with respect to the Preferred Stock, pursuant to the certificate of designations governing the Preferred Stock; provided, however, that to the extent the legally available funds are not sufficient to pay the special dividend in full (the amount of such shortfall being referred to as a “funds shortfall”), the aggregate special dividend in respect of all shares of Preferred Stock and any special dividend applicable to parity stock shall be reduced to an aggregate amount equal to the legally available funds and the special dividend (as so reduced) and any applicable special dividend with respect to parity stock shall be paid to the holders of Preferred Stock and the holders of the parity stock in proportion to the full amounts to which the holders of the Preferred Stock and the holders of the parity stock would otherwise be entitled pursuant to the certificate of designations for the Preferred Stock and the certificate of designations (or other governing instrument) of the parity stock, respectively; and (ii) as of the payment date of the special dividend, all outstanding shares of Preferred Stock automatically will be converted (without further action) into a number of shares of Common Stock equal to the product obtained by multiplying the conversion rate then in effect, by the number of shares of Preferred Stock being converted, plus cash in lieu of fractional shares; provided; however, that for purposes of determining the conversion rate as applicable to such conversion, the aggregate liquidation preference on each share of Preferred Stock and the liquidation preference on each share of any applicable parity stock as provided in the certificate of designations (or other governing instrument) of such parity stock shall be increased by the funds shortfall applicable to each such share.

Conversion Rate and Conversion Price. The conversion rate in effect at any applicable time for conversion of each share of Preferred Stock into Common Stock will be the quotient obtained by dividing the liquidation preference then in effect by the conversion price then in effect. The conversion price for the Preferred Stock was initially $39.88 and is subject to adjustment from time to time upon the occurrence of certain events, including in the event of a stock split, a reverse stock split, or a dividend of Common Stock to our Common Stock holders, in each case as more fully described in the certificate of designations for the Preferred Stock. All holders of Preferred Stock are currently able to convert their Preferred Stock into shares of Common Stock at a rate of approximately 2.5075 shares of Common Stock for each share of Preferred Stock.

No Fractional Shares. If, upon conversion of the Preferred Stock, a holder would be entitled to receive a fractional interest in a share of our Common Stock, we will, upon conversion, pay in lieu of such fractional interest, cash in an amount equal to such fraction of a share multiplied by the Closing Price (as defined in the next sentence) of a share of Common Stock on the last trading day before the date on which shares of Common Stock are issued in connection with such conversion. The “Closing Price” means, on any particular date, (a) the last reported trade price per share of Common Stock on such date on Nasdaq (as reported by Bloomberg L.P. at 4:15 p.m. (New York City time)), or (b) if there is no such price on such date, the closing bid price on Nasdaq on the date nearest preceding such date (as reported by Bloomberg L.P. at 4:15 p.m. (New York City time)), or (c) if the Common Stock is not then listed or quoted for Nasdaq and if prices for the Common Stock are then reported in the “pink sheets” published by Pink Sheets LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) if the shares of Common Stock are not publicly traded, the fair market value of a share of Common Stock as determined by our board of directors in good faith.

Rank. The Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to our Common Stock and each other class or series of shares that we may issue in the future the terms of which do not expressly provide that such class or series ranks equally with, or senior to, the Preferred Stock, with respect to dividend rights and/or rights upon liquidation, winding up or dissolution.

The Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank equally with each other class or series of shares that we may issue in the future the terms of which expressly provide that such class or series shall rank equally with the Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution.

The Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank junior to each class or series of shares that we may issue in the future the terms of which expressly provide that such class or series shall rank senior to the Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution. The Preferred Stock will also rank junior to our existing and future indebtedness.

Redemption at the Option of the Holder Upon Change of Control. Upon the occurrence of a change of control (other than a change of control that would constitute a Deemed Liquidation Event (unless waived in writing by holders of a majority in voting power of the outstanding shares of Preferred Stock) or the type of change of control described above under the section entitled “—Optional Special Dividend and Conversion on Certain Change of Control”) and subject to applicable law, each holder of shares of Preferred Stock that remain outstanding thereafter, if any, shall have the right to require us to redeem, in full, out of funds legally available therefor, by irrevocable written notice to us, all of such holder’s shares of Preferred Stock at a redemption price per share equal to the liquidation preference then in effect per share of Preferred Stock.

Redemption at the Option of the Company. From and after the tenth anniversary of the original issuance of the Preferred Stock, we may redeem the outstanding Preferred Stock, in whole or in part, at a price per share equal to the liquidation preference then in effect per share of Preferred Stock.

Reorganizations, Mergers and Consolidations. If at any time or from time to time after the issue date, there is a reorganization of the Company (other than in instances where the certificate of designations allows for any adjustment to the liquidation preference or the conversion price) or a merger or consolidation of the Company with or into another corporation (except a Deemed Liquidation Event that is not waived as provided in the certificate of designations), then, as a part of such reorganization, merger or consolidation, provision will be made so that the holders of such Preferred Stock will then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such reorganization, merger or consolidation by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such reorganization, merger or consolidation, all subject to further adjustment as provided in the certificate of designation or with respect to such other securities or property by the terms thereof. The Company may not effect any such reorganization, merger or consolidation unless prior to the consummation thereof the successor entity (if other than the Company) resulting from such consolidation or merger has assumed by written instrument the obligations of the Company under the certificate of designations governing the Preferred Stock.

Dividend Policy

We have not paid any cash dividends on our Common Stock and currently do not expect to pay dividends on our Common Stock for the foreseeable future. In addition, our ability to pay dividends on our Common Stock is limited by the terms of our Amended and Restated Credit and Guaranty Agreement and our Preferred Stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt or equity instruments, and changes in federal tax policies, if any.

Price Range of Common Stock

Our Common Stock is listed on NASDAQ under the symbol “PRSC”. Our Preferred Stock is not publicly traded.

On June 8, 2018, the last quoted price per share of our Common Stock on NASDAQ was $75.51. As of May 31, 2018, there were 24 registered holders of our Common Stock and 3 registered holders of our Preferred Stock.

The following table sets forth the high and low sales prices per share of our Common Stock as reported on NASDAQ:

Fiscal Year Ended December 31, 2016	High	Low
First Quarter	$55.28	$42.03
Second Quarter	$53.38	$43.77
Third Quarter	$50.30	$43.01
Fourth Quarter	$49.97	$34.89

Fiscal Year Ended December 31, 2017	High	Low
First Quarter	$41.80	$37.65
Second Quarter	$47.47	$43.73
Third Quarter	$54.99	$49.77
Fourth Quarter	$60.59	$53.84

Fiscal Year Ending December 31, 2018	High	Low
First Quarter	$74.49	$58.60
Second Quarter (through June 8, 2018)	$79.38	$67.58

Selected Historical Consolidated Financial Data

The following table sets forth selected historical financial data as of the dates and for the periods indicated. The selected historical financial data set forth below with respect to the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements and related notes incorporated into this prospectus by reference to the 2017 10-K. The selected historical financial data with respect to the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 are qualified in their entirety by, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes incorporated into this prospectus by reference to the 2017 10-K.

The selected historical consolidated statements of operations data for the three months ended March 31, 2018 and 2017 and the selected consolidated balance sheet data as of March 31, 2018 are derived from the Company’s unaudited condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 (the “Q1 2018 10-Q”).  The selected historical financial data with respect to the three months ended March 31, 2018 and 2017 and as of March 31, 2018 are qualified in their entirety by, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements and related notes incorporated by reference into this prospectus by reference to the Q1 2018 10-Q.

Significant transactions which occurred during the periods presented include the acquisition of Ingeus effective May 30, 2014, which primarily comprises our WD Services segment, the investment in Mission Providence, a joint venture in Australia, which commenced operations in 2014 but was sold on September 29, 2017, and our equity interest in Matrix effective October 19, 2016. Matrix, which was originally acquired on October 23, 2014, comprised our HA Services segment through October 19, 2016. The operations of HA Services and Human Services, which was sold effective November 1, 2015, have been presented as discontinued operations for all periods presented.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
		(3)	(1)(2)(3)(4)(8)(9)	(3)(5)(6)(8)(9)	(7)(8)(9)(11)	(8)(10)(11)
	(dollars and shares in thousands, except per share data)
Statement of operations data:
Service revenue, net	$406,046	$399,494	$1,623,882	$1,578,245	$1,478,010	$1,092,880	$798,766

Operating expenses:
Service expense	371,235	369,410	1,489,044	1,452,110	1,381,154	988,600	736,669
General and administrative expense	18,413	17,027	72,336	69,911	70,986	44,080	25,590
Asset impairment charge	—	—	—	21,003	—	—	—
Depreciation and amortization	6,798	6,269	26,469	26,604	23,998	17,213	9,331
Total operating expenses	396,446	392,706	1,587,849	1,569,628	1,476,138	1,049,893	771,590
Operating income	9,600	6,788	36,033	8,617	1,872	42,987	27,176
Non-operating expense:
Interest expense, net	326	352	1,278	1,583	1,853	10,224	6,921
Other income	—	—	(5,363)	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	525
Equity in net (gain) loss of investees	2,321	2,060	(12,054)	10,287	10,970	—	—
Gain on sale of investment	—	—	(12,377)	—	—	—	—
Loss (gain) on foreign currency transactions	(623)	(62)	345	(1,375)	(857)	(37)	—
Income (loss) from continuing operations, before income taxes	7,576	4,438	64,204	(1,878)	(10,094)	32,800	19,730
Provision for income taxes	1,842	2,523	4,401	17,036	14,583	8,289	6,625
Income (loss) from continuing operations, net of tax	5,734	1,915	59,803	(18,914)	(24,677)	24,511	13,105
Discontinued operations, net of tax	(8)	(5,866)	(5,983)	108,760	107,871	(4,236)	6,333
Net income (loss)	5,726	(3,951)	53,820	89,846	83,194	20,275	19,438
Net (gain) loss attributable to noncontrolling interests	(296)	(374)	(451)	2,082	502	—	—
Net income (loss) attributable to Providence	$5,430	$(4,325)	$53,369	$91,928	$83,696	$20,275	$19,438
Diluted earnings (loss) per common share:
Continuing operations	$0.29	$0.03	$3.50	$(1.45)	$(1.83)	$1.63	$0.95
Discontinued operations	—	(0.43)	(0.44)	6.52	6.09	(0.28)	0.46
Total	$0.29	$(0.40)	$3.06	$5.07	$4.26	$1.35	$1.41
Weighted-average number of common shares outstanding:
Diluted	13,199	13,769	13,673	14,667	15,961	15,019	13,810

	As of March 31,		As of December 31,
	2018	2017	2017	2016	2015	2014	2013
			(9)	(5)(6)
			(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$86,229	$82,882	$95,310	$72,262	$79,756	$121,538	$75,156
Total assets	720,243	697,756	704,090	685,279	1,050,202	1,168,934	425,954
Long-term obligations, including current portion	2,356	2,941	2,984	3,611	300,071	574,613	123,500
Other liabilities	319,287	339,768	287,543	306,428	382,423	372,907	151,817
Convertible preferred stock	77,546	77,565	77,546	77,565	77,576	—	—
Total stockholders' equity	321,054	277,482	336,017	297,675	290,132	221,414	150,637

(1)

Other income for the year ended December 31, 2017 includes the receipt of the Haverhill Litigation settlement of $5.4 million, see Item 3, Legal Proceedings in the 2017 10-K, which is incorporated by reference into this prospectus, for further information on the settlement.

(2)

Gain on sale of equity investment of $12.4 million relates to the sale of the Company’s equity interest in Mission Providence Pty Ltd (“Mission Providence”) in 2017. The investment in Mission Providence was part of the WD Services segment.

(3)

Discontinued operations, net of tax, for the quarter ended March 31, 2017 and the years ended December 31, 2017 and 2016 include losses of $5.9 million, $6.0 million and $5.6 million, respectively, related to potential indemnification claims for our historical Human Services segment.

(4)

The year ended December 31, 2017 includes a net tax benefit of $16.0 million related to the enactment of the Tax Cuts and Jobs Act during the fourth quarter of 2017 due to the re-measurement of deferred tax liabilities by Providence as a result of the reduction in the U.S. corporate tax rate. Providence realized a benefit of $19.4 million, partially offset by $3.4 million of increased tax expense resulting from additional equity in net gain of Matrix, due to Matrix's re-measurement of its deferred tax liabilities. In addition, the tax provision was adversely impacted by tax expense of $3.6 million related to the Company’s 2015 Holding Company LTI Program, for which expense was incurred for financial reporting purposes, but no shares were issued due to the market condition of the award not being satisfied and thus no tax deduction was realized.

(5)

On October 19, 2016, we completed the sale to affiliates of Frazier Healthcare Partners of a controlling equity interest in Matrix, with Providence retaining a noncontrolling equity interest (the “Matrix Transaction”). Included in discontinued operations, net of tax, for 2016 is a gain on the transaction, net of tax, totaling $109.4 million. In conjunction with the completion of this transaction, we fully repaid the amounts outstanding on our term loans and our senior secured credit facility in 2016.

(6)

During the fourth quarter of 2016, WD Services recorded long-lived asset impairment charges of $10.0 million, $4.4 million and $5.2 million to its property and equipment, intangible assets and goodwill, respectively, primarily due to lower than expected volumes and unfavorable service mix shifts under a large contract in the UK impacting future projections; additional clarity into the anticipated size and structure of the Work and Health Programme in the UK; and the absence of additional details regarding the restructuring of the offender rehabilitation contract in the UK.

(7)

On November 1, 2015, we completed the sale of our Human Services segment. Included in discontinued operations, net of tax, for 2015 is a gain on the sale of the Human Services segment, net of tax, totaling $100.3 million.

(8)

The Company incurred $20.9 million of accelerated expense in 2015 related to restricted shares and cash placed into escrow at the time of the Ingeus acquisition. The shares and cash were placed into escrow concurrent with the payments of the acquisition consideration paid in 2014 for Ingeus; however, because two sellers of Ingeus remained employees post acquisition, the value of the shares and cash was recognized as compensation expense over the escrow term. Acceleration was triggered in 2015 when the two sellers separated from the Company. In addition, in 2015 and 2014, respectively, the Company incurred $5.9 million and $4.5 million of expense related to the separation of these two employees. Benefits of $2.0 million, $2.5 million and $16.1 million associated with the favorable resolution of acquisition contingencies and reductions in the fair value of Ingeus contingent consideration are included in general and administrative expenses for 2017, 2015 and 2014, respectively. 2017, 2016 and 2015 expenses also include $2.6 million, $8.5 million and $12.2 million, respectively, of WD Services’ redundancy costs.

(9)

Equity in net (gain) loss of investees primarily relates to our investment in Mission Providence during 2015, 2016 and 2017 and Matrix for the period of October 19, 2016 through December 31, 2017. Matrix became an equity investment upon the completion of the Matrix Transaction. For Mission Providence, we recorded net loss in investee of $1.4 million, $8.5 million and $11.0 million in 2017, 2016 and 2015, respectively. For Matrix, we recorded $13.4 million in equity in net gain of investee and $1.8 million in equity in net loss of investee related to our equity method investment in Matrix in 2017 and for the period of October 19, 2016 through December 31, 2016, respectively. The equity in net gain from Matrix for the year ended December 31, 2017 includes a benefit of $13.6 million related to the re-measurement of deferred tax liabilities arising from a lower U.S. corporate tax rate as a result of the Tax Cuts and Jobs Act. As a result of the increased equity income, Providence incurred higher tax expense of $3.4 million, which is reflected as a component of “Provision for income taxes” in the table above. The investment in Matrix at December 31, 2017 of $169.7 million is included in “Equity investments” in our consolidated balance sheet.

(10)

2014 includes $4.5 million of financing fees that were deferred and fully expensed within interest expense in the fourth quarter of 2014 in relation to bridge financing commitments and $3.0 million of third-party financing fees that are included in general and administrative expense.

(11)	2015 includes $2.4 million in Ingeus transaction-related expenses and 2014 includes $11.8 million in acquisition costs primarily related to the acquisitions of Ingeus and Matrix.

Ratio of earnings to COMBINED fixed charges AND PREFERENCE SECURITY DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preference stock dividends on a historical basis for the periods indicated. For purposes of this calculation, “earnings” consist of income from continuing operations before income taxes, gain/loss from equity investee and minority interest plus fixed charges. “Fixed charges” consist of the sum of interest expense and the component of rental expense believed by management to be representative of the interest factor for those amounts. Except as set forth below, earnings in each of the periods indicated were adequate to cover fixed charges. The coverage deficiency for each period is specified below, if applicable.

	For the Quarter Ended March 31,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for (gain) loss from equity investee	$9,897	$52,150	$8,409	$876	$32,800	$19,730
Add: Fixed charges	5,873	23,784	25,275	26,739	20,900	12,330
Less: Noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	296	451	(2,082)	(502)	—	—
Earnings	$15,474	$75,483	$35,766	$28,117	$53,700	$32,060

Fixed charges:
Interest expense	$385	$1,637	$1,767	$2,456	$10,424	$7,032
Interest element of rentals	4,399	17,729	19,091	20,348	10,476	5,298
Preference dividends:	1,089	4,418	4,417	3,935	—	—
Fixed charges plus preference dividends:	$5,873	$23,784	$25,275	$26,739	$20,900	$12,330
Ratio of earnings to fixed charges and preference dividends	2.63	3.17	1.42	1.05	2.57	2.60

Selling stockholderS

The selling stockholders listed in the table below may from time to time offer and sell any or all shares of our Common Stock and Preferred Stock set forth below pursuant to this prospectus. When we refer to selling stockholders in this prospectus, we mean the person listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our Common Stock and Preferred Stock other than through a public sale.

The selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed underwriting commissions.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of such shares that the such selling stockholders may offer pursuant to this prospectus.

Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our Common Stock or Preferred Stock, as applicable, beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Beneficially Owned After This Offering” and “Number of Shares of Preferred Stock Beneficially Owned After This Offering”. We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the tables below.

Name of Selling Stockholders	Number of Shares of Common Stock Beneficially Owned Prior to This Offering(6)	Percentage of Common Stock Beneficially Owned Prior to This Offering(6)	Number of Shares of Common Stock that May Be Sold in This Offering	Number of Shares of Common Stock Beneficially Owned After This Offering	Percentage of Common Stock Beneficially Owned After This Offering
Coliseum Capital Partners, L.P.(1)(2)	1,680,559	12.0%	1,680,559	—	—

Coliseum Capital Partners II, L.P.(2)(3)	379,689	2.9%	379,689	—	—

Blackwell Partners, LLC – Series A(2)(4)	595,739	4.5%	595,739	—	—

Coliseum Capital Co-Invest, L.P.(2)(5)	524,149	3.9%	524,149	—	—

Name of Selling Stockholders	Number of Shares of Preferred Stock Beneficially Owned Prior to This Offering(6)	Percentage of Preferred Stock Beneficially Owned Prior to This Offering(6)	Number of Shares of Preferred Stock that May Be Sold in This Offering	Number of Shares of Preferred Stock Beneficially Owned After This Offering	Percentage of Preferred Stock Beneficially Owned After This Offering
Coliseum Capital Partners, L.P.(2)	411,688	51.3%	411,688	—	—

Coliseum Capital Partners II, L.P.(2)	67,198	8.4%	67,198	—	—

Blackwell Partners, LLC – Series A(2)	77,999	9.7%	77,999	—	—

Coliseum Capital Co-Invest, L.P.(2)	209,031	26.0%	209,031	—	—

_____________________________________________________________

(1)	Consists of (a) 648,244 shares of Common Stock and (b) 1,032,315 shares of Common Stock issuable upon the conversion of shares of Preferred Stock.

(2)

Christopher Shackelton, the Chairman of our Board, and Adam Gray (a) are managers of and have an ownership in each of (i) Coliseum Capital Management, LLC, which is the investment advisor to Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”) and Coliseum Capital Co-Invest, L.P. (“CCC”), and the attorney-in-fact to Blackwell Partners, LLC – Series A (“BP”), and (ii) Coliseum Capital, LLC, which is the general partner of CCP, CCP2 and CCC, and (b) may be deemed to have an indirect pecuniary interest in the shares held by CCP, CCC, CCP2 and BP. The business address of each of CCP, CCP2, CCC, BP, Mr. Gray and Mr. Shackelton is 105 Rowayton Avenue, Rowayton, Connecticut 06853.

(3)	Consists of (a) 211,191 shares of Common Stock and (b) 168,498 shares of Common Stock issuable upon the conversion of shares of Preferred Stock.

(4)	Consists of (a) 400,156 shares of Common Stock and (b) 195,583 shares of Common Stock issuable upon the conversion of shares of Preferred Stock.

(5)	Consists of 524,149 shares of Common Stock issuable upon the conversion of shares of Preferred Stock.

(6)

The securities “beneficially owned” by each stockholder are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities to which the stockholder has or shares voting or investment power or has the right to acquire within 60 days of May 31, 2018. Beneficial ownership may be disclaimed as to certain of the securities. As of May 31, 2018, there were 12,917,560 shares of Common Stock outstanding and 803,200 shares of Preferred Stock outstanding, which, on an as-converted basis, represents 2,014,042 shares of Common Stock. The Common Stock and the Preferred Stock are the only outstanding classes of capital stock of the Company with voting rights, and the Common Stock and the Preferred Stock vote together as a single class. Each share of Common Stock is entitled to one vote, and each share of Preferred Stock is entitled to that number of votes equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Preferred Stock are convertible as of the close of business on the relevant voting record date. As of May 31, 2018, each share of outstanding Preferred Stock was convertible based on a liquidation preference of $100 divided by a conversion price of $39.88.

CERTAIN RELATIONSHIPS AND RELATED Party TRANSACTIONS

Retention of Advisors

In 2017, the Company retained two advisors that have relationships with members of our Board. We retained GCA Advisors, LLC (“GCA”) to provide financial advisory services to the Company, for customary fees, in connection with a transaction in their area of expertise. The transaction was no longer under consideration following the first quarter of 2017. In 2017, the Company paid GCA $102,631.85 for such services. Todd Carter, a member of our Board, is Co-President, Chief Executive Officer and a member of the board of directors of GCA.  Upon the engagement of GCA, Mr. Carter immediately resigned from the Audit Committee and was replaced by Frank J. Wright. The Company received a letter from GCA advising that the Company’s engagement of GCA, and Mr. Carter’s relationship with the Company and his membership on the Board, was not and would not be taken into consideration when calculating his base salary or bonus (whether cash, stock or otherwise) or accounted for in any way as it related to his compensation.  The Board determined that Mr. Carter qualified and continues to qualify as independent under the applicable NASDAQ and SEC standards.

In 2017, the Company retained Epstein, Becker & Green, P.C. (“EBG”) to provide healthcare regulatory advice in respect of disclosures being made in our Annual Report on Form 10-K for the year ended December 31, 2016 and our 2017 10-K and EBG Advisors, Inc. (“EBG Advisors”), an affiliated entity, to provide healthcare advisory services to the Company, both for customary fees. The Company made the decision to retain EBG and EBG Advisors after reviewing several potential healthcare regulatory advisors, and engaging in interviews with four potential firms and determined EBG and EBG Advisors were best positioned to meet the Company’s needs. In 2017, the Company paid $11,829 and $153,078 to EBG and EBG Advisors, respectively, for such services. The amounts represent less than 1% of total revenue for both EBG and EBG Advisors, respectively. Leslie Norwalk, a member of our Board, is Counsel at EBG. Ms. Norwalk receives a fixed base salary for her employment at EBG and no additional variable compensation. The Company has received a letter from EBG advising that the Company’s engagement of the applicable advisor, and Ms. Norwalk’s relationship with the Company and her membership on the Board was not and will not be taken into consideration when calculating her compensation or accounted for in any way as it relates to her compensation. The Board has determined that Ms. Norwalk qualifies as independent under the applicable NASDAQ and SEC standards.

Indemnification Obligations

In accordance with certain indemnification obligations set forth in financing agreements for the Company’s 2014 acquisition of CCHN Group Holdings, Inc., the Company was obligated to pay for the legal expenses of certain entities affiliated with CCM, in connection with Haverhill Retirement System v. Kerley et al., C.A. No. 11149-VCL (the “Haverhill Litigation”). CCM acts as an investment adviser to certain stockholders of the Company, and Christopher Shackelton is a manager of and has an interest in CCM. In addition, in accordance with the Company’s certificate of incorporation, the Company was also obligated to pay for the legal expenses of certain of our current and former directors and officers in connection with the Haverhill Litigation; a portion of such expenses was paid by our insurance carriers. The Company expensed $245,000, $757,000 and $310,000 in 2017, 2016 and 2015, respectively, for such legal expenses. For more information on the Haverhill Litigation and the Company’s indemnification obligations, see Item 3. “Legal Proceedings” in the 2017 10-K, which is incorporated by reference into this prospectus, and Note 18, Commitments and Contingencies, to our consolidated financial statements included therein.

Employment of David Shackelton

David Shackelton, the brother of Christopher Shackelton, the Chairman of the Board of Directors of Providence, is currently employed by the Company as Chief Transformation Officer and reports to our Interim CEO. From October 2015 until April 11, 2018, David Shackelton served as the Company’s Chief Financial Officer. From August through October 2015, David Shackelton served as the Company’s Interim Chief Financial Officer and Head of Corporate Development. His total compensation, including the grant date fair value of equity awards, was $2,342,583, $1,130,046 and $3,249,337 in 2017, 2016 and 2015, respectively. David Shackelton’s compensation is more fully described in the “Summary Compensation Table” in the Company’s definitive proxy statement, filed with the SEC on April 27, 2018, which is incorporated by reference into this prospectus.

Transaction with CBIZ Benefits and Insurance Services, Inc.

During the fiscal year ended December 31, 2015, we used CBIZ Benefits and Insurance Services, Inc., or CBIZ, a subsidiary of CBIZ, Inc., to administer and consult on our self-insured employee health benefits. For 2015, CBIZ and its subsidiaries received fees, paid by Providence, of approximately $436,500, and commissions of approximately $169,000, paid by third parties related to business with Providence. Eric Rustand, the son of Warren Rustand, our former Chief Executive Officer, works for CBIZ. Eric Rustand, Senior Benefits Consultant for CBIZ, is the lead consultant on the employee health benefits plans for Providence. For 2015, Eric Rustand received approximately $106,000 in compensation from CBIZ related to CBIZ’s business with Providence. Warren Rustand served as a member of the Board of Directors of Providence from 2005 until 2015 and as Chief Executive Officer of Providence from 2012 until 2015. The business relationship between Providence and CBIZ existed prior to Warren Rustand becoming a member of the Board.

Unsecured Subordinated Bridge Note and Standby Purchase Agreement

On October 23, 2014, we issued to certain funds and accounts managed by CCM (“Coliseum”) a 14.0% Unsecured Subordinated Note in aggregate principal amount of $65,500,000 (the “Note”). Interest from the issuance date to, but excluding, the 120th day after the issuance date, was paid in cash in the amount of $3,014,795 on the issuance of the Note. Christopher Shackelton, who serves as our Chairman of the Board of Directors, is also a Managing Partner at CCM. The Note was repaid in full on February 11, 2015, with the proceeds from a registered Rights Offering (the “Rights Offering”) and related standby purchase commitment, which allowed all of the Company’s existing holders of Common Stock the non-transferrable right to purchase their pro rata share of $65,500,000 of Preferred Stock at a price of $100.00 per share, as further described below.

In connection with the anticipated Rights Offering, on October 23, 2014, the Company entered into a standby purchase agreement (the “Standby Purchase Agreement”) with Coliseum, pursuant to which Coliseum agreed to purchase, substantially simultaneously with the completion of the Rights Offering, in the aggregate, all of the available Preferred Stock not otherwise sold in the Rights Offering following the exercise of the subscription privileges of holders of the Company’s Common Stock. As consideration for entering into the Standby Purchase Agreement, on October 23, 2014, the Company paid Coliseum a fee of $2,947,000. In addition, Coliseum’s right, exercisable within 30 days following the completion of the Rights Offering, to purchase additional Preferred Stock valued at $15,000,000 at a price per share equal to 105% of the subscription price, was exercised on March 12, 2015.

Indemnification Agreement

On May 9, 2018, the Company entered into a registration indemnification agreement with each of the selling stockholders, pursuant to which the Company has agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify the Company, against certain matters relating to the registration of the securities to which this prospectus relates.

PLAN OF DISTRIBUTION

General

The selling stockholders may sell the shares of our Common Stock and Preferred Stock covered by this prospectus using one or more of the following methods:

•	through underwriters in a public offering;

•	“at the market” to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales (including short sales “against the box”);

•	share lending or other transactions that require delivery of shares of Common Stock to an underwriter, broker or dealer for resale;

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through the distribution by any of the selling stockholders to their partners;

•	a combination of any such methods; and

•	any other method permitted pursuant to applicable law.

Registration of our securities covered by this prospectus does not mean that those securities necessarily will be offered or sold.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement or post-effective amendment to the registration statement relating to a particular offering of our Common Stock or Preferred Stock by the selling stockholders may include the following information to the extent required by law:

•	the amounts to be sold by the selling stockholders;

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any other information that may be important.

The selling stockholders may offer the securities covered by this prospectus to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our Common Stock or Preferred Stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including in negotiated transactions at a fixed public offering price, at varying prices determined at the time of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with any such underwritten sale of our securities, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Common Stock or Preferred Stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.

Sales through an underwriter or dealer may be effected:

•	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•

in block transactions in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or

•	through other types of transactions.

If the selling stockholders use an underwriter or underwriters to effectuate the sale of our securities, we and/or they will execute an underwriting agreement with those underwriters at the time of sale of those securities. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement or post-effective amendment to the registration statement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of Common Stock or a post-effective amendment to the registration statement, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement or post-effective amendment to the registration statement, if required.

The selling stockholders may also sell securities covered by this prospectus from time to time through agents. We will name any agent involved in the offer or sale of such shares and will list commissions payable to these agents in a prospectus supplement or post-effective amendment to the registration statement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement or post-effective amendment.

The selling stockholders may sell shares of our Common Stock directly to purchasers. In this case, it may not engage underwriters or agents in the offer and sale of such shares.

Any underwriters, broker-dealers or agents that participate in the sale of the selling stockholders’ securities or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If any of the selling stockholders are deemed an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from the selling stockholders.

Certain of the underwriters, broker-dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us in the ordinary course of their business for which they will receive ordinary compensation.

We are not aware of any plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of our securities by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our Common Stock or Preferred Stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the securities by other means not described in this prospectus. Moreover, the securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities they own. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure, be deemed to be the selling stockholder. The number of the selling stockholders’ securities offered under this prospectus will decrease as and when they take such actions. The plan of distribution for those selling stockholders’ securities will otherwise remain unchanged. In addition, the selling stockholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

The selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholders, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

The selling stockholders may elect to make a pro rata in-kind distribution of the securities their partners or members. In such event, we may file a prospectus supplement or post-effective amendment to the extent required by law in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

In connection with derivative transactions or privately negotiated transactions with third parties and if the applicable prospectus supplement or post-effective amendment indicates, third parties may sell securities covered by this prospectus (as supplemented or amended to reflect such transaction), including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus (as supplemented or amended to reflect such transaction). In addition, the selling stockholders may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in the securities of the selling stockholders or in connection with a concurrent offering of other securities.

The securities may also be exchanged for satisfaction of the selling stockholders’ obligations or other liabilities to its creditors. Such transactions may or may not involve brokers or dealers.

The selling stockholders may also sell securities pursuant to Section 4(a)(7) of the Securities Act or Rule 144 under the Securities Act, or other exemption from registration under the Securities Act, rather than this prospectus, in each case if such exemption is available.

Indemnification

We and the selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us and/or the selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale of shares of our securities, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase our securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of our securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. If the underwriters create a short position in our securities in connection with an offering (that is, if they sell more shares than are set forth on the cover page of the applicable prospectus supplement), the representatives of the underwriters may reduce that short position by purchasing shares in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Validity of SECURITIES

The validity of the shares of our Common Stock and Preferred Stock offered hereby will be passed upon for us by Sophia D. Tawil, Senior Vice President, General Counsel and Secretary of The Providence Service Corporation.

Experts

The consolidated financial statements of The Providence Service Corporation and its subsidiaries as of December 31, 2017, and 2016, and for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and, with respect to the consolidated financial statements as of December 31, 2017 and for the year then ended, the related notes and financial statement schedule, Deloitte & Touche LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

The consolidated financial statements of Mercury Parent, LLC and its subsidiaries as of and for the year ended December 31, 2017 incorporated in this Prospectus by reference from Exhibit 99.1 of the Annual Report on Form 10-K of The Providence Service Corporation, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Mercury Parent, LLC as of December 31, 2016, and the related consolidated statements of operations, members’ equity and cash flows for the period from October 19, 2016 to December 31, 2016, which report appears in the Form 10-K of The Providence Service Corporation dated March 9, 2018, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We are an SEC reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Common Stock and Preferred Stock being offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities being offered under this prospectus, we refer you to the complete registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s Internet site can be found at http://www.sec.gov. You can also obtain copies of materials we file with the SEC from our Internet website found at http://www.prscholdings.com/. The information contained in our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing us at 700 Canal Street, Third Floor, Stamford, CT 06902 or telephoning us at (203) 307-2800.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus contain important information that you should read about us. The following documents are incorporated by reference into this prospectus:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018;
●	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed with the SEC on May 10, 2018;
●	Our Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2018;
●	Our Current Reports on Form 8-K, filed with the SEC on January 16, 2018, February 20, 2018, March 2, 2018, April 3, 2018, April 11, 2018 and June 7, 2018;
●	Our Current Report on Form 8-K/A, filed with the SEC on February 2, 2018; and
●	The description of our Common Stock, par value $0.001 per share, from our Form 8-A, File No. 000-50364, filed with the SEC on August 13, 2003.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that such statement contained herein or in any other subsequently filed document, which is also incorporated or deemed to be incorporated herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are also available on our corporate website at http://www. prscholdings.com/ under the heading “Investor Relations”. Information contained on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information on our website to be part of this report unless specifically incorporated herein by reference. You may obtain copies of any or all of the documents incorporated by reference in this prospectus from us free of charge by requesting them in writing or by telephone at the following address:

700 Canal Street, Third Floor
Stamford, CT 06902
(203) 307-2800

1,259,591 Shares of Common Stock

765,916 Shares of Series A Convertible Preferred Stock

1,920,545 Shares of Common Stock initially issuable upon the conversion of Series A Convertible Preferred Stock

 , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the selling stockholders in connection with the distribution of the securities registered hereby. All fees and expenses in connection with the registration and distribution of the Common Stock and Preferred Stock registered hereunder will be borne by the selling stockholders.

SEC Registration Fee		$29,851.70
Printing Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Transfer Agent Fees and Expenses	$	*
Miscellaneous	$	*
Total	$	*

* Fees and expenses (other than the SEC registration fee previously paid upon the initial filing of this registration statement) will depend on the number and nature of any offerings of securities made pursuant to this registration statement, and cannot be estimated at this time. An estimate of the aggregate expenses in connection with the distribution of securities being offered will be included in any applicable prospectus supplement.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or

•	for any transaction from which the director derived an improper personal benefit.

Our second amended and restated certificate of incorporation provides that we shall, to the fullest extent permitted by Delaware General Corporation Law, indemnify all persons whom we may indemnify under Delaware law and contains provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Our second amended and restated certificate of incorporation further provides that:

•	we are required to indemnify our directors and officers, subject to very limited exceptions;

•	we may indemnify other persons, subject to very limited exceptions and the unanimous consent of our board of directors; and

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions.

We maintain an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and conditions.

The indemnification provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

1.1♦	Form of Underwriting Agreement.

2.1

Share Sale Agreement, dated as of March 31, 2014, by and among The Providence Service Corporation, Pinnacle Australia Holdco Pty Ltd, Thérèse Virginia Rein, Gregory Kenneth Ashmead and GK Ashmead Holdings Pty Limited (as trustee of the GK Ashmead Nominees Trust) (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on April 1, 2014).

2.2

Australian Share Sale Agreement Side Deed, dated as of March 31, 2014, by and among The Providence Service Corporation, Pinnacle Australia Holdco Pty Ltd, Thérèse Virginia Rein, Gregory Kenneth Ashmead, GK Ashmead Holdings Pty Limited (as trustee of the GK Ashmead Nominees Trust) and Deloitte LLP (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on April 1, 2014).

2.3

Membership Interest Purchase Agreement, dated September 3, 2015, by and among The Providence Service Corporation, Ross Innovative Employment Solutions Corp. and Molina Healthcare, Inc. (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on September 8, 2015).

2.4

Amendment to Membership Interest Purchase Agreement, dated October 30, 2015, by and among The Providence Service Corporation, Ross Innovative Employment Solutions Corp. and Molina Pathways, LLC, as assignee of Molina Healthcare, Inc. (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on November 5, 2015).

2.5

Stock Subscription Agreement, dated as of August 28, 2016, by and among The Providence Service Corporation, CCHN Group Holdings, Inc. and Mercury Fortuna Buyer, LLC (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 31, 2016).

2.6

Amendment No. 1, dated as of October 19, 2016, to the Stock Subscription Agreement, dated August 28, 2016, by and among The Providence Service Corporation, CCHN Group Holdings, Inc. and Mercury Fortuna Buyer, LLC (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on October 25, 2016).

3.1

Second Amended and Restated Certificate of Incorporation of The Providence Service Corporation, including Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on December 9, 2011 (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 15, 2012).

3.2

Certificate of Amendment of the Certificate of Incorporation of The Providence Service Corporation, dated as of May 6, 2015 (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on May 7, 2015).

3.3

Amended and Restated Bylaws of The Providence Service Corporation, effective March 10, 2010 (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 12, 2010).

4.1

Certificate of Designations of Series A Convertible Preferred Stock of The Providence Service Corporation, dated as of February 6, 2015 (Incorporated by reference from an exhibit to Amendment No. 1 to the registrant’s annual report on Form 10-K/A for the year ended December 31, 2014 filed with the SEC on April 30, 2015).

5.1*	Legal opinion of Sophia D. Tawil, Esq.

10.1

Amended and Restated Credit and Guaranty Agreement, dated as of August 2, 2013, by and among The Providence Service Corporation and certain of its subsidiaries party thereto, Bank of America, N.A., SunTrust Bank, BMO Harris Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc. and the lenders party thereto (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 5, 2013).

10.2

Amended and Restated Pledge Agreement, dated as of August 2, 2013, by and among The Providence Service Corporation, certain of its subsidiaries party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 5, 2013).

10.3

Amended and Restated Security Agreement, dated as of August 2, 2013, by and among The Providence Service Corporation, certain of its subsidiaries party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 5, 2013).

10.4

First Amendment to Amended and Restated Credit and Guaranty Agreement and Consent, dated as of May 28, 2014, by and among The Providence Service Corporation, the Guarantors named therein, the New Subsidiaries named therein, the Lenders and New Lender named therein and Bank of America, N.A., as administrative agent (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on June 3, 2014).

10.5

Second Amendment to the Amended and Restated Credit and Guaranty Agreement and Consent, dated as of October 23, 2014, by and among The Providence Service Corporation, certain of its subsidiaries party thereto, Bank of America, N.A., SunTrust Bank, Royal Bank of Canada, BMO Harris Bank, N.A., HSBC Bank USA, National Association, the other Lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Robinson Humphrey, Inc., and RBC Capital Markets (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on October 24, 2014).

10.6

Third Amendment and Consent to the Amended and Restated Credit and Guaranty Agreement, dated as of September 3, 2015, by and among The Providence Service Corporation, certain of its subsidiaries party thereto, Bank of America, N.A., Sun Trust Bank, Royal Bank of Canada, BMO Harris Bank, N.A., HSBC Bank USA, National Association, the other lenders party thereto, Merrill Lynch Pierce, Fenner & Smith Incorporated, Sun Trust Robinson Humphrey, Inc. and RBC Capital Markets (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on September 8, 2015).

10.7

Fourth Amendment and Consent to the Amended and Restated Credit and Guaranty Agreement, dated as of August 28, 2016, by and among The Providence Service Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (Incorporated by reference to an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 31, 2016).

10.8+

Employment Agreement, dated January 14, 2015, by and between The Providence Service Corporation and James Lindstrom (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on January 21, 2015).

10.9+

Employment Agreement, dated August 6, 2015, by and between The Providence Service Corporation and James Lindstrom (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 11, 2015).

10.10+

Separation Agreement and General Release, dated November 15, 2017, between The Providence Service Corporation and James Lindstrom (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on November 15, 2017).

10.11+

Employment Agreement, dated as of September 28, 2015, by and between The Providence Service Corporation and David Shackelton (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on November 20, 2015).

10.12+

Amended & Restated Employment Agreement, dated January 9, 2018, by and between The Providence Service Corporation and David Shackelton (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on January 16, 2018).

10.13+

Employment Agreement, dated April 4, 2016, between The Providence Service Corporation and Sophia Tawil (Incorporated by reference from an exhibit to the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 6, 2016).

10.14+

Amended & Restated Employment Agreement, dated January 9, 2018, by and between The Providence Service Corporation and Sophia Tawil (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on January 16, 2018).

10.15+

Employment Agreement, dated November 15, 2017, between The Providence Service Corporation and R. Carter Pate (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on November 15, 2017).

10.16+

Letter agreement, dated January 10, 2018, by and between The Providence Service Corporation and William Severance (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on January 16, 2018).

10.17+

The Providence Service Corporation 2006 Long-Term Incentive Plan, as amended and restated, effective June 30, 2015 (Incorporated by reference from an exhibit to the registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 9, 2015).

10.18+

The Providence Service Corporation 2006 Long-Term Incentive Plan, as amended and restated effective July 27, 2016 (Incorporated by reference from an appendix to the registrant’s definitive proxy statement on Schedule 14A filed with the SEC on June 14, 2016).

10.19+

Form of Restricted Stock Agreements (Incorporated by reference from an exhibit to the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 6, 2011).

10.20+	Form of Stock Option Agreements (Incorporated by reference from an exhibit to the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 6, 2011).

10.21+	Form of Special Incentive Stock Option Award Agreement (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 11, 2015).

10.22+	Form of Matching Incentive Stock Option Award Agreement (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 11, 2015).

10.23+	2015 Holding Company LTI Program (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on August 11, 2015).

10.24+

2015 Holding Company LTI Program, as amended and effective on November 4, 2016 (Incorporated by reference from an exhibit to the registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016).

10.25

Amended and Restated Limited Liability Company Agreement of Mercury Parent, LLC, by and between Prometheus Holdco, LLC and Mercury Fortuna Buyer, LLC, dated as of October 19, 2016 (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on October 25, 2016).

10.26

Second Amended and Restated Limited Liability Company Agreement of Mercury Parent, LLC, by and between Prometheus Holdco, LLC and Mercury Fortuna Buyer, LLC, dated February 16, 2018 (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 9, 2018).

10.27+

Form of Matching Stock Option Agreement (Incorporated by reference from an exhibit to the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 10, 2017).

10.28+	Form of Stock Option Agreement (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 9, 2018).

10.29+

Letter agreement, dated September 21, 2015, between The Providence Service Corporation and Matthew Umscheid (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 9, 2018).

10.30+

Option Agreement, dated April 9, 2018, between The Providence Service Corporation and R. Carter Pate (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on April 11, 2018).

10.31+	The Providence Service Corporation Employee Retention Plan (Incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on April 11, 2018).

10.32+**	Amendment No. 1 to the Option Agreement, dated May 1, 2018, between The Providence Service Corporation and R. Carter Pate.

10.33**

Registration Indemnification Agreement, dated May 9, 2018, between The Providence Service Corporation, Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Coliseum Capital Co-Invest, L.P. and Blackwell Partners, LLC - Series A.

10.34	Fifth Amendment to the Amended and Restated Credit and Guaranty Agreement, dated June 7, 2018, by and among The Providence Service Corporation, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference from an exhibit to the registrant’s current report on Form 8-K filed with the SEC on June 7, 2018).

12.1*	The Providence Service Corporation Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends.

21.1	Subsidiaries of the Registrant (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 9, 2018).

23.1*	Consent of KPMG LLP.

23.2*	Consent of Deloitte & Touche LLP (Mercury Parent, LLC financial statements).

23.3*	Consent of KPMG LLP (Mercury Parent, LLC financial statements).

23.4*	Consent of Sophia D. Tawil, Esq. (Included in Exhibit 5.1).

24.1**	Powers of Attorney (included in the signature pages of this registration statement).

99.1

Financial Statements of Mercury Parent, LLC (Incorporated by reference from an exhibit to the registrant’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 9, 2018).

+ Management contract or compensatory plan or arrangement.

* Filed herewith.

** Previously filed.

♦To be filed by amendment, if applicable.

(b) Financial Statement Schedules.

Schedule II Valuation and Qualifying Accounts

(dollars, in thousands)

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts		Deductions		Balance at end of period
Year Ended December 31, 2017:
Allowance for doubtful accounts	$5,901	$815	$(466)	(1)	$488	(2)	$5,762

Year Ended December 31, 2016:
Allowance for doubtful accounts	$4,380	$3,298	$1,058	(1)	$2,835	(2)	$5,901

Year Ended December 31, 2015:
Allowance for doubtful accounts	$3,198	$1,928	$1,152	(1)	$1,898	(2)	$4,380

Schedule above has been recast from prior year to exclude activity related to discontinued operations.

(1)

Amounts primarily include the allowance for contractual adjustments related to our non-emergency transportation services operating segment that are recorded as adjustments to non-emergency transportation services revenue. Amount additionally includes impact from change in foreign currency rates.

(2)	Write-offs, net of recoveries.

All other schedules are omitted because they are not applicable or the required information is shown in our financial statements or the related notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on June 11, 2018.

THE PROVIDENCE SERVICE CORPORATION

By:	/s/ R. Carter Pate
Name:	R. Carter Pate
Title:	Interim Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed on June 11, 2018 by the following persons in the capacities indicated.

Signature	Title
/S/ R. CARTER PATE	Interim Chief Executive Officer
R. Carter Pate	(Principal Executive Officer)

/S/ LAURENCE ORTON	Interim Chief Accounting Officer and Senior Vice President Finance
Laurence Orton	(Principal Accounting Officer)

/S/ WILLIAM SEVERANCE	Interim Chief Financial Officer
William Severance	(Principal Financial Officer)

*	Chairman of the Board
Christopher S. Shackelton

*	Director
Todd J. Carter

*	Director
David A. Coulter

*	Director
Richard A. Kerley

*	Director
Kristi L. Meints

*	Director
Leslie V. Norwalk

*	Director
Frank J. Wright

*By:	/s/ Sophia Tawil
Sophia Tawil as Attorney-in-Fact